INVEST IN **LEARNIE**

Learning is broken and we're here to fix it!


Learnie
COMMUNITY MICROLEARNING
Getting Your Cuckoo Clock Up and Running
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LEAD INVESTOR

Spencer Pearson JKJ enterprises

I am investing in Learnie because I believe in the Ed tech space as a new innovative way for many cohorts to learn. Anything from learning something for personal enjoyment and entire sectors of a corporation for uniform training purposes. I personally know someone involved a development of this app and have met the CEO Pete and really like his vision of where this project is going in the future. I am investing in the future.

Invested $25,000 this round

Learn about Lead Investors

mylearnie.com Park City UT

Technology Software Main Street Education B2B

Highlights

1. 2020 Education & Training Market - $5.4 Trillion 2025 Education & Training Market - $7.3 Trillion
2. 2020 EdTech Market - $227 Billion 2025 EdTech Market - $404 Billion
3. Mobile Community Microlearning is a perfect fit for distracted, disengaged and deskless workers.
4. Peer-to-peer learning creates greater retention of subject matter than other learning systems.
5. Learnie sells cost-effective private community microlearning cohorts to organizations of all sizes.
6. Learnie is a public benefit corp. and was recently granted pending B Corp status from B Labs.
7. As an impact business, we help learners become critical thinkers and reach their maximum potential.
8. Further, we donate an Enterprise license to a qualifying nonprofit when we sell to the Enterprise.

Our Team

Our Team



Pete Mastin CEO

Passionate about about learning and development (L&D). He enjoys exploring new use cases for video that improve the human condition.

Our Leadership team has decades of experience at the highest level of global learning technology and edtech. To compete in today's Digital Economy, modern learners must be lifelong learners. Learnie delivers bitesize, realtime content that hones critical thinking capability and helps these learners maximize their human potential.



Michael LeFort Head of Impact

Lifting communities through social impact programs...



Tamara Kowal Creative Goddess

Social impact is the secret ingredient.



Jordan Harris Head of Community

Removing boundaries and empowering people so that we can redefine community.



Kurt Wallace Blockchain Sherpa

Decentralizing and empowering lives through the use blockchain technology



Danny Cortes Velandia Head of Engineering

Development and design for super duper apps and products



Bill Mastin Board Member & Advisor

Edtech for 20+ years working globally on all kinds of systems and content.

Our Deck


Welcome to the Learnie Investor Deck
SO, WHAT'S THE PROBLEM WITH LEARNING TODAY?
LEARNING IS BROKEN... IT'S EXPENSIVE, INACCESSIBLE AND DOESN'T FACILITATE RETENTION!
HOW DOES LEARNIE SOLVE THIS?
Annotated by us with our microlearning burst technology!
Learnie delivers on-demand, community microlearning that hones crritical thinking capability and helps monder learners maximize their potential.


Why Learnie

Learning is Broken: Most Organizational Knowledge Is Lost

Ever hear of the 70:20:10 rule? It's how we ACTUALLY learn on the job.


On the Job
Self-Learning
70%
THIS IS HOW
I LEARN!
Traditional Learning
Methods (LMS)
10%
Social or Assistance from
Peers (Peer-Learning)
20%

Learnie addresses **90% of the way that people learn today.** Community Generated Content (CGC) saves organizations time and money while increasing retention.

https://trainingindustry.com/wiki/content-development/the-702010-model-for-learning-and-development/

Learning Is Broken: Retention


I TAUGHT
MY PEERS!

Learners train/collaborate with other people with their newfound knowledge

69%-90% Retention


I TOOK A CLASS
AT WORK.

Standard training and some engagement

30%-45% Retention


I TOOK A LMS
CLASS ONLINE.

Standard training

10%-26% Retention

*Study by Josh Bersin - L&D Analyst

Learning is Broken: Distracted, Deskless Workers + Costs

Distracted Learners

A recent study found that the average human attention span has **fallen** from 12 seconds in 2000 **to 8 seconds today**. It is reported that **goldfish have a 9-second attention span**.



Deskless Workers

Forbes notes that 2.7 billion workers worldwide are deskless, that's **80% of the global workforce**.

High Cost of LMS's

The traditional LMS product is **expensive** and produces **low retention.**

The Solution: Mobile Community Microlearning


:30 Seconds

- **Mobile First**
- **User-Generated Video**
- **Microlearning**
- **Cognitive Breaks**
- **Community Engagement**
- **Private Cohort-Based Knowledge Share**

Learnie Solution

Learnie

Free For Everyone

Our award-winning free app is available to all mobile users in the app stores and web version.



General public can **consume and learn** from **Learnie for free** in the public cohort



Learnie

Enterprise with Subscription

Our enterprise version is subscription-based with enhanced features and will also be free/discounted to mission-based and B community organizations.



Enterprise Admin can **add Learnie to a private enterprise cohort** - which profits the content creator and enriches the members of the private cohort



Person who wants to **share knowledge** - Is able to easily **create learnies** (Easy as TikTok)

Member of private enterprise cohort **creates learnies for co-workers** (other members to learn from)

Learnie the company is...

An Award-Winning User-Generated Mobile Community Microlearning Platform

A Mission Driven Public Benefit Corporation (PBC) and We Have Also Been Approved B Corp Certification With The Nonprofit, B-Labs

Innovating A Global Marketplace Grounded in Blockchain

Learnie Enterprise brings private, cohort-based Community Microlearning to businesses and organizations to capture the power of their communities and make learning easier, faster and more cost-effective.

Learnie Traction

- Mature App, developed and deployed in production in both App stores (IOS and Google)
- App has already won a number of awards starting in 2020:

- Learnie (the company) became a **Certified** B-Corp through B-Labs in 2021
- Learnie has successfully implemented an Equity Crowdfunding effort with over $54,000 committed to date. (https://wefunder.com/learn.2/)
- Learnie accepted and is progressing through the NewChip accelerator
- Learnie has deployed app in 2 channels (App Sumo and GSuite) and is working through the Salesforce Marketplace
- Learnie has successfully sold app to 3 customers (Direct, Via App Sumo and Via in-app purchase)
- Strong mature team assembled and behind the wheel

Team Learnie

Seasoned Technology, EdTech & Social Impact Team

- Worked on startup ventures for decades
- Successful exits



Bill Mastin **Board Member** w/ Career in EdTech for 25+ years, short-sleeper

Pete Mastin **CEO** 30+ years in technology startups.

Tamara Kowal **Head of Creative.** Creative Goddess on screen, paper and canvas

Jordan Harris **Head of Community Activation** Community engagement extraordinaire creating situations 'easy yes' is attained".

Danny Cortés **Development & Design.** 10+ years as an app architect and developer

Kurt Wallace **Business Development** & Blockchain Sherpa

Michael LeFort **Head of Impact and Marketing** The "Country Doctor" of Marketing & Impact

*Click Heads for Linkedin Profiles

Addressable Market

Community Learning for Enterprises, Schools And Organizations

- Learnie is initially US Focused - 28M SMB companies in US
- Nonprofits in US employee 11M+ employees
- US TAM - $60B. SAM - $30B.
- 1% in sales from Serviceable Addressable market estimated at $200M
- Learnie is launched on web and app store versions with in-app purchases and SaaS subscription model



2020*
Global Education & Training Expenditures
$5.4 Trillion

EdTech Spend
$227 Billion



2025*
Global Education & Training Expenditures
$7.3 Trillion
EdTech Spend
$404 Billion

*Source - HolonIQ

Go-to-Market

- **Verticals:** Financial Services, Impact Brands, Healthcare/Wellness, HR, Technical Training
- **Solutions:** Learning communities, Deskless workers, Sales Pitch Tank, B2C marketing, People/Employee engagement, Social Emotional Learning (SEL)

- **Impact Brands**: There are 4500+ Impact brands in the world who want to work with other Impact brands
- **Channels**: Learnie Enterprise will be sold on the Salesforce Marketplace, App Sumo, Google (GSuite) Marketplace and other channels. We have already successfully sold on App Sumo, Launched on GSuite and are close to launching on Salesforce (going through security audit)

Financial Plan

Core platform developed in 2020, Built team and plan in 2021

- **Enterprise License Sales** as a disruptive & affordable learning & training option
- Investment to fuel **sales and marketing** critical to accelerate growth
- Identified Verticals: **Healthcare Systems, Financial Services, Impact brands, HR and Training Technology** using ABM and sales strategies

	2022	2023	2024
Projected Revenue	**$2,400,334**	**$6,144,100**	**$10,687,550**
Costs	**$1,160,900**	**$2,383,640**	**$4,903,883**



*Detailed model upon request

Forward-looking projections cannot be guaranteed.

Downloads

Learnie Investor Infographic 070121 1 .pdf

Learnie at-a-Glance.jpg

Learnie Ecosystem.jpg

Learnie Enterprise AtAGlance.pdf